EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

DAIS CORPORATION

Under Section 805 of the Business Corporation Law

It is hereby certified that:

1.	The name of the corporation is Dais Corporation (the “Corporation”). The name under which it was originally formed is “THE DAIS CORPORATION”.

2.

The certificate of incorporation of the Corporation was filed by the New York State Department of State on May 8, 1993 under the name The Dais Corporation (such certificate of incorporation, as amended or restated and in effect thereafter, the “Certificate of Incorporation”).

3.

The Certificate of Amendment amends Article FOURTH, Section 1 of the Certificate of Incorporation to increase the number of authorized shares of common stock that the Corporation is authorized to issue by an additional 760,000,000 shares, from 340,000,000 shares to 1,100,000,000 shares, resulting in the Corporation being authorized to issue 1,110,000,000 shares of capital stock consisting of 1,100,000,000 shares of common stock, having a par value of $0.01 per share, and 10,000,000 shares of preferred stock, having a par value of $0.01 per share.

4.	To effect the foregoing: Article FOURTH, Section 1 of the Certificate of Incorporation, is amended to read in its entirety as follows:

“Section 1. Authorized Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”; and collectively referred to herein as the “Capital Stock”. The total number of shares of Capital Stock which the Corporation shall have authority to issue shall be 1,110,000,000 shares, consisting of 1,100,000,000 shares of Common Stock, having a par value of $0.01 per share, and 10,000,000 shares of Preferred Stock, having a par value of $0.01 per share.”

5.

Immediately prior to the filing of the Certificate of Amendment, 178,711,294 shares of common stock were issued and outstanding, 161,288,706 shares of common stock were authorized for issuance but unissued, 10 shares of preferred stock were issued and outstanding, and 9,999,990 shares of preferred stock were authorized for issuance but unissued. Immediately following the filing of the Certificate of Amendment, 178,711,294 shares of common stock will be issued and outstanding, 921,288,706 shares of common stock will be authorized for issuance but unissued, 10 shares of preferred stock will be issued and outstanding, and 9,999,990 shares of preferred stock will be authorized for issuance but unissued.

6.	The Certificate of Amendment was authorized by the vote of the Board of Directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

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IN WITNESS WHEREOF, we have subscribed this document on this 17th day of May, 2019 and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

/s/ Timothy N. Tangredi
Timothy N. Tangredi
President and Chief Executive Officer

[CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF DAIS CORPORATION]

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